EXHIBIT 99.1

Himax Technologies, Inc. Preannounces Preliminary Unaudited Fourth Quarter 2015 Financial Results

4Q15 Revenues, Gross Margin and EPS Outperform Company Guidance

TAINAN, Taiwan, Jan. 07, 2016 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today preannounced preliminary unaudited financial results for the three months ended December 31st, 2015. Himax's fourth quarter results exceeded its revenue, gross margin and EPS guidance issued by the Company on November 12, 2015.

  Revenues were $178.0 million, a 7.5% sequential increase versus Company guidance of flat to a 5% increase. Revenue increases in the quarter were attributed to Himax's core DDIC business. Market share gains and increased panel production in China lifted LDDIC sales significantly. SMDDIC sales were also stronger than expected due to customer additions, new product launches and inventory replenishment from existing Chinese smartphone end customers.

  Gross Margin was 22.9% versus guidance of flat to slightly up against 21.8% of Q3. More favorable product mix among SMDDIC products and higher-than-expected engineering fees from AR/VR project engagements with both current and new customers boosted the Company's gross margin, up 1.1% from the previous quarter.

  GAAP Earnings per Diluted ADS was 3.3 to 3.8 cents, above the Company’s guided EPS range of 1.0 to 3.0 cents.

The Company will provide its full financial report and also host a conference call with investors and analysts in February.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,900 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,712 patents granted and 612 patents pending approval worldwide as of September 30, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Nadiya Chen, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext. 22513
Fax: +886-2-2314-0877
www.himax.com.tw

Penny Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22320
Fax: +886-2-2314-0877
Email: penny_lin@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Lamnia International, LLC.
John Mattio, CEO
Tel: +1-203-885-1058
Email: jmattio@lamniaintl.com
www.lamniaintl.com